May 29, 2020

Via EDGAR

Ms. Theresa Brillant

Attorney-Adviser

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street,  N.E.

Washington, D.C. 20549

RE:	Grand Canyon Education, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 20, 2020
Form 10-Q for the Interim Period Ended March 31, 2020
Filed May 7, 2020
File No. 001-34211

Dear Ms. Brillant:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated May 19, 2020, to Grand Canyon Education, Inc. (the “Company”) regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2019, filed on February 20, 2020, and the Company’s Quarterly Report on Form 10-Q (the “Form 10-Q”) for the interim period ended March 31, 2020, filed on May 7, 2020.

This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Liquidity, Capital Resources, and Financial Position

Cash Flows

Operating Activities, page 51

Staff Comment:

1.

It appears from the statement of cash flows changes in assets and liabilities, which include working capital items, between 2019 and 2018 of $101.6 million is the substantial cause of the $107.3 million, or 54%, increase in 2019 operating cash flows compared to 2018.  Please revise your disclosure to discuss the material items and the associated underlying

Ms. Theresa Brillant

Attorney-Adviser

United States Securities and Exchange Commission

May 29, 2020

factors contributing to the variance.  Refer to IV.B.1 of SEC Release No. 33-8350 for guidance.  Quantify any factors cited, pursuant to section 501.04 of the staff’s Codification of Financial Reporting.  Additionally, define what you consider to be your working capital.

Company Response:

The Company acknowledges the Staff’s comment and will include in its future Annual Reports on Form 10-K enhanced disclosure regarding the matters identified above substantially similar to the following:

Operating Activities.  Net cash provided by operating activities for the years ended December 31, 2019 and 2018 was $306.3 million and $199.1 million, respectively.  Cash provided by operations increased $101.6 million from 2018 to 2019 as a result of changes in the Company’s working capital balances in 2018, resulting from the transaction with GCU.  The Company defines working capital as the assets and liabilities, other than cash, generated through the Company’s primary operating activities.  Changes in these balances are included in the changes in assets and liabilities presented in the consolidated statement of cash flows.  Additionally, for the year ended December 31, 2019 an increase in net income of $30.2 million was partially offset by decreases in non-cash reconciling items of $24.5 million over the prior year period.

Our working capital balances changed primarily due to the transaction with GCU on July 1, 2018, which resulted in operational changes that impacted cash flows of the Company in the second half of 2018.  Commencing July 1, 2018, the Company transitioned to an education services company and no longer has student receivables but records a receivable each month for education services provided to university partners. These changes, along with accrual of interest on the Secured Note receivable from GCU, resulted in a combined $59.3 million reduction in cash inflows from receivables in 2018.    Additionally, in 2018, accounts payable and accrued liabilities associated with our operations prior to the Transaction were settled, resulting in net cash outflows of $30.0 million.

The Company will provide similar disclosures for material fluctuations in operating cash flows in future filings.

Ms. Theresa Brillant

Attorney-Adviser

United States Securities and Exchange Commission

May 29, 2020

Form 10-Q for the Interim Period Ended March 31, 2020

Notes to the Consolidated Financial Statements

Revenue Recognition, page 13

Staff Comment:

2.

It appears from your disclosures you generate service revenue from two primary sources – GCU and Orbis.  You disclose that GCU is your most significant university partner for which a reduction of revenue would have a material impact on your consolidated revenues, operating income and margins.  Other disclosures also note various factors affecting the timing and relative amount of revenue recognized between these sources.  In your Q1 2020 earnings call you highlight certain aspect of each of these sources of revenue, for example Orbis’s revenue growth percentage, adjusting revenue and earnings guidance due to the lower anticipated revenue on the GCU contract, reduced revenue from other university partners (presumably generated through Orbis), and your percentage share of ancillary revenues, including room and board, associated with GCU.  In view of the preceding, please explain to us your consideration of presenting disaggregated revenue for the aforementioned sources or other sources as appropriate pursuant to ASC 606-10-50-5 to enable users to understand the nature, amount, timing, and uncertainty of your revenue and cash flows arising from your contracts with customers.

Company Response:

The Company acknowledges the Staff’s comment and notes that pursuant to ASC 606-10-50-5, it considered the appropriate level of disaggregation depicting the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors. Following the guidance in ASC 606-10-55-90, the Company considered (a) disclosures presented outside of the financial statements such as earnings releases and annual and quarterly reports, (b) information regularly reviewed by our chief operating decision maker, and (c) other information that is used by the Company or users of its financial statements to evaluate the Company’s financial performance. In determining the appropriate disaggregation, the Company also considered the categories suggested in ASC 606-10-55-91: (a) the type of good or service, (b) geographical region, (c) market or type of customer, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels. After analysis of these factors, the Company determined that all of its contracts have the same service model (providing interrelated services to assist students in obtaining a degree), the same customers (universities), the same type of services fees (percentage of revenue), similar contract duration (7-15 years), and the same transfer of services (over time); thus, the economic factors affecting the Company’s contracts with customers do not vary significantly and further disaggregation other than that reported in Notes to the Consolidated Financial Statements, Revenue Recognition, page 13 of the Form 10-Q is not necessary and does not provide pertinent information to financial statement users. Furthermore, the presentation of the Company’s revenue by category is consistent between the Company’s disclosure in the Notes to the

Ms. Theresa Brillant

Attorney-Adviser

United States Securities and Exchange Commission

May 29, 2020

Consolidated Financial Statements, Management’s Discussion and Analysis of Financial Condition and Operating Results, earnings releases and investor presentations and is the same information that is used by the Company’s chief operating decision maker for evaluating the financial performance of the Company’s operations and making resource decisions.

The Company provided additional information regarding the operational performance of contracts with customers related to Orbis to communicate the impact of the acquisition on current operations. Due to the timing of the Orbis acquisition, which occurred on January 22, 2019, the past five quarters including the fiscal quarter covered by the Form 10-Q were not comparable to the prior periods.  In accordance with ASC 805, Business Combinations, the Company provided pro-forma revenues and pro-forma net income as required by the accounting guidance for each quarterly and annual period in the years ended December 31, 2019 and 2018, using the assumption that the acquisition occurred on January 1st of both years.  Thus, the Company provided supplemental, comparable year-over-year revenue growth as it pertains to Orbis’ operations on the Company earnings call for the quarterly period ended March 31, 2020 to provide investors accurate and complete information to analyze the Company’s results. In addition, the Company may occasionally disaggregate revenue or discuss economic factors related to only one of its university partners in order to disclose the impacts to the Company’s results due to risks that are known at the time of its SEC filings. Consequently, the Company provided disaggregated information on the anticipated impacts of COVID-19 for its GCU and Orbis university partner contracts in order to clarify its forward-looking statements, guidance and potential risks disclosed during the most recent earnings call.

Notwithstanding the preceding, as the Company grows the level of disaggregation will be subject to re-evaluation for appropriate disclosure.

The Company does recognize that according to ASC 275-10-50-18 and ASC 280-10-50-42, which discusses vulnerabilities due to concentrations and reliance on major customers, that we are required to disclose the concentration and the amount of revenue associated with each customer that exceeds 10% of the Company’s revenues. Therefore, the Company will enhance its disclosures in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K in the Significant Accounting Policy Footnote, Concentration of Credit Risk to disclose the percentage of total service revenues for any university partners that exceed 10% of the Company’s total service revenues.  The Company’s current form of disclosure will be revised to state something substantially similar to the following: “our dependence on our largest university partner, with 87.8% and 91.1% of total service revenues for the three-month periods ended of March 31, 2020 and 2019, respectively, subjects us to the risk that declines in this customer’s operations would result in a sustained reduction in service revenues for the Company.”

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at (602)  247-4400.

Sincerely,
GRAND CANYON EDUCATION, INC.
By:	/s/ Daniel E. Bachus
Name:	Daniel E. Bachus
Its:	Chief Financial Officer

cc:DLA Piper LLP (US)

David P. Lewis, Esq. (via e-mail:  david.lewis@dlapiper.com)